Exhibit 99.1

Swvl Holdings Corp

(the "Company")

Notice of Meeting of Members of the Company

Notice is hereby given that a Meeting of the members of the Company will be held at the offices of Swvl Holdings Corp located at the Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, on the 30th day of January, 2024 at 8 a.m. Eastern Time, for the purpose of considering and, if thought fit, passing and approving the following resolution(s):

1.	To ratify the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

2.	To transact such other business as may properly come before the 2023 Annual Meeting of Shareholders.

By order of the Board

/s/ Mostafa Kandil

Mostafa Kandil

Director, Chief Executive Officer and Chairman

Dated: 11th day of January 2024

Registered Office:

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town

Tortola

British Virgin Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a member of the Company. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a member with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the member attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Swvl Holdings Corp located at the Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, or send copies of the foregoing by email to Abdullah.mansour@swvl.com, in each case marked for the attention of Abdullah Mansour, not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares.

5	A member holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is a majority in voting power of the shares entitled to vote on the resolutions to be considered at the Meeting.

Swvl Holdings Corp.

(the "Company")

FORM OF PROXY FOR MEMBERS

I/We _________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being (a) member(s) of the Company with ____________ shares respectively hereby appoint

________________________________ of ___________________________________________

or failing him/her

________________________________ of ___________________________________________

or failing him/her as my/our proxy to vote for me/us and on my/our behalf at the General Meeting of the Company (the "GM") to be held on 30th day of January 2024 at 8 a.m. Eastern Time at the offices of Swvl Holdings Corp located at the Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates and at any adjournment of the GM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the GM as indicated below:

Resolution	For	Against	Abstain
To ratify the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) as our independent registered public accounting firm for the fiscal year ending December 31, 2023
To transact such other business as may properly come before the 2023 Annual Meeting of Shareholders.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the GM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Signed:

Name:

Date:

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other
joint holders: _____________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a member of the Company. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which [the Chairman] will be appointed as your proxy.

2	Any standing proxy previously deposited by a member with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the member attends the Meeting in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Swvl Holdings Corp located at the Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, or send copies of the foregoing by email to Abdullah.mansour@swvl.com, in each case marked for the attention of Abdullah Mansour, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by members only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.

Swvl Holdings Corp

(the "Company")

MEETING OF MEMBERS OF THE COMPANY

agenda

Date:	30 January 2024

Time:	8 a.m. Eastern time

Place:	Swvl Holdings Corp located at the Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates

1	A To ratify the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

2	Any Other Business

3	Termination of Meeting